Alfa International Holdings Corp.
                          350 Fifth Avenue, Suite 1103
                               New York, NY 10118

                                                                  July 20, 2006
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        Kristin Shifflett
                  Margery Reich
                  David R. Humphrey - Accounting Branch Chief

         Re:      Alfa International Holdings Corp.
                  Registration Statement on Form SB-2
                  File No. 333-131217

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Alfa International Holdings Corp. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Monday July 22, 2006, or as soon thereafter as possible.

     We hereby acknowledge the following:

     o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                 Very truly yours,

                                 Alfa International Holdings Corp.

                                 By: /s/ Frank Drohan
                                 ----------------------------------
                                 Frank Drohan
                                 President & Chief Executive Officer